 ALAMOS GOLD INC.

SECOND QUARTER 2020 REPORT
June 30, 2020
(Prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q2 2020 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2020	December 31, 2019
A S S E T S
Current Assets
Cash and cash equivalents	$201.3	$182.8
Equity securities	30.2	22.8
Amounts receivable (note 3)	36.8	37.4
Income taxes receivable	—	4.6
Inventory (note 4)	126.2	126.9
Other current assets	14.2	19.8
Total Current Assets	408.7	394.3

Non-Current Assets
Long-term inventory (note 4)	24.3	25.7
Mineral property, plant and equipment (note 5)	3,028.9	2,933.4
Other non-current assets	42.8	43.1
Total Assets	$3,504.7	$3,396.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 6)	$105.1	$127.3
Income taxes payable	2.2	—
Total Current Liabilities	107.3	127.3

Non-Current Liabilities
Deferred income taxes	550.4	513.7
Decommissioning liabilities	57.8	57.1
Debt and financing obligations (note 7)	100.0	—
Other non-current liabilities	3.0	3.1
Total Liabilities	818.5	701.2

E Q U I T Y
Share capital (note 8)	$3,691.9	$3,693.3
Contributed surplus	89.6	90.7
Accumulated other comprehensive income (loss)	0.4	(0.2)
Deficit	(1,095.7)	(1,088.5)
Total Equity	2,686.2	2,695.3
Total Liabilities and Equity	$3,504.7	$3,396.5
Commitments (note 13)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
OPERATING REVENUES	$126.2	$168.1	$303.1	$324.2

COST OF SALES
Mining and processing	67.9	86.4	150.4	168.6
Royalties (note 13)	1.7	3.4	4.1	8.8
COVID-19 costs (note 4)	6.5	—	6.5	—
Amortization	27.2	41.3	62.6	80.7
	103.3	131.1	223.6	258.1
EXPENSES
Exploration	1.1	1.5	3.1	3.1
Corporate and administrative	4.1	4.6	10.3	10.1
Share-based compensation (note 8)	5.6	2.7	7.8	6.0
	114.1	139.9	244.8	277.3
EARNINGS FROM OPERATIONS	12.1	28.2	58.3	46.9

OTHER EXPENSES
Finance expense	(1.2)	(0.7)	(2.0)	(1.2)
Foreign exchange gain (loss)	0.2	0.1	(4.9)	0.3
Other (loss) gain (note 9)	(5.1)	(0.5)	(4.9)	1.7
EARNINGS BEFORE INCOME TAXES	$6.0	$27.1	$46.5	$47.7

INCOME TAXES
Current income tax expense	(9.1)	(7.2)	(8.8)	(14.7)
Deferred income tax recovery (expense)	14.8	3.7	(38.3)	7.4
NET EARNINGS (LOSS)	$11.7	$23.6	($0.6)	$40.4

Items that may be subsequently reclassified to net earnings:
Unrealized gain (loss) on currency hedging instruments, net of taxes	6.3	1.7	(5.1)	5.0
Unrealized gain (loss) on fuel hedging instruments, net of taxes	0.3	(0.1)	(0.5)	0.5
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	12.2	(3.6)	6.2	(1.3)
Total other comprehensive income (loss)	$18.8	($2.0)	$0.6	$4.2
COMPREHENSIVE INCOME (LOSS)	$30.5	$21.6	$0.0	$44.6

EARNINGS PER SHARE (LOSS) (note 8(d))
– basic	$0.03	$0.06	$0.00	$0.10
– diluted	$0.03	$0.06	$0.00	$0.10
Weighted average number of common shares outstanding (000's)
– basic	391,076	389,218	391,208	389,475
– diluted	394,897	392,974	391,208	393,203
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For six months ended
	June 30,	June 30,
	2020	2019
SHARE CAPITAL (note 8)
Balance, beginning of the year	$3,693.3	$3,705.2
Repurchase and cancellation of common shares	(10.7)	(26.1)
Issuance of shares related to share-based compensation	6.3	0.6
Issuance of shares related to dividend reinvestment plan	0.7	—
Transfer from contributed surplus of share-based compensation redeemed	2.3	0.4
Issuance of shares through flow-through share agreements	—	5.9
Balance, end of period	$3,691.9	$3,686.0

CONTRIBUTED SURPLUS
Balance, beginning of the year	$90.7	$87.3
Share-based compensation	2.1	3.4
Transfer to share capital of share-based compensation redeemed	(2.3)	(0.4)
Distribution of share-based compensation	(0.9)	(1.5)
Reclassification of expiration of warrants	—	3.9
Balance, end of period	$89.6	$92.7

WARRANTS
Balance, beginning of the year	$—	$3.9
Expiration of warrants	—	(3.9)
Balance, end of period	—	—

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of the year on currency hedging instruments	$4.6	(1.4)
Unrealized (loss) gain on currency hedging instruments, net of taxes	(5.1)	5.0
	($0.5)	$3.6

Balance, beginning of the year on fuel hedging instruments	—	(0.5)
Unrealized (loss) gain on fuel hedging instruments, net of taxes	(0.5)	0.5
	($0.5)	—

Balance, beginning of the year on equity securities	($4.8)	($7.3)
Unrealized gain (loss) on equity securities, net of taxes	6.2	(1.3)
	$1.4	($8.6)
Balance, end of period	$0.4	($5.0)

DEFICIT
Balance, beginning of the year	($1,088.5)	($1,184.9)
Dividends (note 8(e))	(11.8)	(7.8)
Repurchase and cancellation of common shares (note 8)	5.2	14.7
Net (loss) earnings	(0.6)	40.4
Balance, end of period	($1,095.7)	($1,137.6)

TOTAL EQUITY	$2,686.2	$2,636.1
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$11.7	$23.6	($0.6)	$40.4
Adjustments for items not involving cash:
Amortization (note 4)	28.3	41.3	63.7	80.7
Foreign exchange (gain) loss	(0.2)	(0.1)	4.9	(0.3)
Current income tax expense	9.1	7.2	8.8	14.7
Deferred income tax (recovery) expense	(14.8)	(3.7)	38.3	(7.4)
Share-based compensation	5.6	2.7	7.8	6.0
Finance expense	1.2	0.7	2.0	1.2
Other items (note 10)	3.8	(3.1)	1.5	(4.1)
Changes in working capital and cash taxes (note 10)	4.9	3.7	(20.2)	(16.5)
	49.6	72.3	106.2	114.7
INVESTING ACTIVITIES
Mineral property, plant and equipment	(54.6)	(71.1)	(117.9)	(124.4)
Repurchase of Island Gold royalty (note 5)	—	—	(54.8)	—
Other	(2.3)	(1.1)	(2.3)	(1.1)
	(56.9)	(72.2)	(175.0)	(125.5)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility (note 7)	—	—	100.0	—
Repayment of equipment financing obligations	(0.1)	(0.7)	(0.3)	(1.8)
Interest paid	(0.8)	—	(0.8)	—
Repurchase and cancellation of common shares (note 8)	(2.6)	(0.8)	(5.5)	(11.4)
Proceeds from the exercise of options	2.4	—	6.3	0.6
Dividends paid	(5.5)	(3.9)	(11.1)	(7.8)
Proceeds from issuance of flow-through shares	—	7.5	—	7.5
	(6.6)	2.1	88.6	(12.9)
Effect of exchange rates on cash and cash equivalents	0.5	0.4	(1.3)	0.9
Net (decrease) increase in cash and cash equivalents	(13.4)	2.6	18.5	(22.8)
Cash and cash equivalents - beginning of period	214.7	180.6	182.8	206.0
CASH AND CASH EQUIVALENTS - END OF PERIOD	$201.3	$183.2	$201.3	$183.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2020 and 2019
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos mine in Mexico. In addition, the Company owns the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2019, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2020:
On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020, and did not have any impact on the Company in the period.
On September 26, 2019, the IASB issued amendments for some of its requirements for hedge accounting in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related Standard on disclosures, IFRS 7 Financial Instruments: Disclosures in relation to Phase 1 of IBOR Reform and its Effects on Financial Reporting project.
The amendments are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective from January 1, 2020, and did not have any impact on the Company.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 28, 2020.

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Q2 2020 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	June 30, 2020	December 31, 2019
Sales tax receivables
Canada	$3.5	$8.9
Mexico	16.9	18.1
Other	4.8	5.7
Other receivables	11.6	4.7
	$36.8	$37.4

4.	INVENTORY

	June 30, 2020	December 31, 2019
In-process precious metals	$60.8	$59.0
Ore in stockpiles	29.8	33.4
Parts and supplies	50.6	49.2
Dore, refined precious metals and gold in concentrate	9.3	11.0
	150.5	152.6
Less: Long-term inventory	(24.3)	(25.7)
	$126.2	$126.9
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three and six months ended June 30, 2020 were $70.5 million and $154.4 million (three and six months ended June 30, 2019 - $88.7 million and $172.8 million). The amount of inventories recognized in amortization costs for the three and six months ended June 30, 2020 were $27.2 million and $62.6 million (three and six months ended June 30, 2019 - $41.3 million and $80.7 million).
During the second quarter of 2020, the Company temporarily suspended operations at Island Gold and Mulatos due to the COVID-19 pandemic. As a result, indirect production costs that exceeded normal operating capacity were expensed as incurred and not including in the inventory valuation. The Company identified indirect production costs of gold of $5.4 million that were expensed as incurred and not included in inventory for the three and six months ended June 30, 2020. In addition, amortization costs of $1.1 million were reclassified to COVID-19 costs for the three and six months ended June 30, 2020.

7	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2018	$1,194.6	$2,305.6	$95.8	$250.4	$3,846.4
Additions	125.2	131.9	9.1	11.6	277.8
Revisions to decommissioning liabilities	—	13.3	—	—	13.3
Right-of-use assets	2.4	—	—	—	2.4
Disposals	(1.9)	—	—	—	(1.9)
At December 31, 2019	$1,320.3	$2,450.8	$104.9	$262.0	$4,138.0
Additions	27.5	43.5	29.9	6.2	107.1
Repurchase of Island Gold royalty (i)	—	54.8	—	—	54.8
At June 30, 2020	$1,347.8	$2,549.1	$134.8	$268.2	$4,299.9

Accumulated amortization and impairment charges
At December 31, 2018	$493.4	$521.4	$9.5	$8.8	$1,033.1
Amortization	67.7	105.0	—	—	172.7
Disposals	(1.2)	—	—	—	(1.2)
At December 31, 2019	$559.9	$626.4	$9.5	$8.8	$1,204.6
Amortization	31.8	34.6	—	—	66.4
At June 30, 2020	$591.7	$661.0	$9.5	$8.8	$1,271.0

Net carrying value
At December 31, 2019	$760.4	$1,824.4	$95.4	$253.2	$2,933.4
At June 30, 2020	$756.1	$1,888.1	$125.3	$259.4	$3,028.9
The net carrying values by segment (refer to note 11 for determination of a segment) are as follows

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$560.4	$817.9	$125.3	—	$1,503.6
Mulatos	109.3	124.0	—	—	233.3
Island Gold	79.5	808.0	—	—	887.5
Kirazlı	0.3	138.2	—	—	138.5
Corporate and other	6.6	—	—	259.4	266.0
At June 30, 2020	$756.1	$1,888.1	$125.3	$259.4	$3,028.9

Young-Davidson	$564.8	$807.0	$95.4	—	$1,467.2
Mulatos	109.7	136.1	—	—	245.8
Island Gold	77.3	747.0	—	—	824.3
El Chanate	0.2	—	—	—	0.2
Kirazlı	0.3	134.3	—	—	134.6
Corporate and other	8.1	—	—	253.2	261.3
At December 31, 2019	$760.4	$1,824.4	$95.4	$253.2	$2,933.4

8	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

(i) Repurchase of Island Gold Royalty
During the first quarter of 2020, the Company acquired and canceled a 3% net smelter return royalty payable on production from certain claims at the Island Gold mine for consideration of $54.8 million.
Other
The carrying value of construction in progress at June 30, 2020 was $181.4 million (December 31, 2019 - $203.7 million).
During the three and six months ended June 30, 2020, the Company capitalized $0.8 million of interest from the credit facility to qualifying capital projects (for the three and six months ended June 30, 2019 - $nil).

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2020	December 31, 2019
Trade accounts payable and accrued liabilities	$87.7	$118.3
Royalties payable	1.7	4.4
Share-based compensation liability	8.8	3.8
Current portion of leases	0.5	0.8
Derivative liabilities (note 12)	6.4	—
	$105.1	$127.3

7.	REVOLVING CREDIT FACILITY

In 2019, the Company increased the existing credit facility (the "Facility"), from $400.0 million to $500.0 million, expiring on December 17, 2023. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.
During the first quarter of 2020, the Company drew $100.0 million from the Facility, which remains outstanding as at June 30, 2020. The remaining $400.0 million available under the Facility is undrawn.
The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2020, the Company is in compliance with the covenants.

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Q2 2020 FINANCIAL REPORT

8.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2018	391,250,203	$3,705.2
Shares issued through:
Share-based compensation plans	1,555,989	9.5
Shares repurchased and cancelled	(2,748,352)	(26.1)
Exercise of warrants	45	—
Flow-through share financing	1,132,169	5.9
Cancellation of unexchanged post-amalgamation shares	(119,237)	(1.2)
Outstanding at December 31, 2019	391,070,817	$3,693.3
Shares issued through:
Share-based compensation plans	1,352,438	8.6
Shares repurchased and cancelled (i)	(1,133,561)	(10.7)
Dividend reinvestment plan (ii)	101,273	0.7
Outstanding at June 30, 2020	391,390,967	$3,691.9

(i) Normal Course Issuer Bid
In December 2019, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 28,734,677 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2020.
During the six months ended June 30, 2020, the Company repurchased and canceled 1,133,561 Common Shares at a cost of $5.5 million or $4.89 per share. The Company recognized a $10.7 million reduction in share capital, and a gain of $5.2 million recognized within deficit.
(ii) Dividend Reinvestment Plan
During the first quarter of 2020, the Company implemented a dividend reinvestment and share purchase plan ("DRIP"). This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market.

For the six months ended June 30, 2020, the Company issued 101,273 shares pursuant to the DRIP, valued at $0.7 million.

10	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

b)    Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2018	6,655,455	$7.38
Granted	965,876	6.59
Exercised	(1,555,989)	5.93
Expired	(1,600,080)	10.52
Outstanding at December 31, 2019	4,465,262	$6.59
Granted	876,425	7.66
Exercised	(1,352,438)	6.35
Expired	(211,747)	11.02
Outstanding at June 30, 2020	3,777,502	$6.68
During the six months ended June 30, 2020, the weighted average share price at the date of exercise for stock options exercised was CAD$10.34 per share (for the year ended December 31, 2019 CAD $9.66 per share).
Stock options granted
During the six months ended June 30, 2020, the Company granted 876,425 stock options (six months ended June 30, 2019 - 950,002). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	June 30, 2020	June 30, 2019
Weighted average share price at grant date (CAD$)	7.66	6.58
Risk-free rate	1.07% - 1.62%	1.64% - 2.06%
Expected dividend yield	1.02%	0.84%
Expected stock price volatility (based on historical volatility)	52%	54%
Expected life of option (months)	42 - 84	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	3.27	3.00
Stock options outstanding and exercisable as at June 30, 2020:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.00 - $5.00	715,000	3.75	2.41	715,000	3.75
$6.01 - $7.00	1,725,211	6.57	5.19	808,798	6.57
$7.01 - $8.00	814,184	7.62	6.52	—	—
$8.01 - $9.00	28,571	8.63	6.66	—	—
$9.01 - $10.00	494,536	9.62	3.68	494,536	9.62
	3,777,502	$6.68	4.77	2,018,334	$6.32

11	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

c)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2018	1,567,696	509,192	645,413	983,441
Granted	832,366	—	208,882	423,628
Forfeited	(305,300)	(309,566)	—	—
Settled	(427,937)	(108,319)	(165,868)	(324,916)
Outstanding units, December 31, 2019	1,666,825	91,307	688,427	1,082,153
Granted	817,021	—	169,306	470,848
Forfeited/expired	(76,584)	(13,195)	—	(75,891)
Settled	(20,173)	(78,112)	—	(247,866)
Outstanding units, June 30, 2020	2,387,089	—	857,733	1,229,244
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of SARs and DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion.
d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Net earnings (loss)	$11.7	$23.6	($0.6)	$40.4
Weighted average number of common shares outstanding (in thousands)	391,076	389,218	391,208	389,475
Basic earnings per share	$0.03	$0.06	$0.00	$0.10

Dilutive effect of potential common share equivalents (in thousands)	3,821	3,756	—	3,728

Diluted weighted average number of common shares outstanding (in thousands)	394,897	392,974	391,208	393,203
Diluted earnings per share	$0.03	$0.06	$0.00	$0.10

The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $10.61 and CAD $9.24 for the three and six months ended June 30, 2020 (CAD $6.65 and CAD $6.34 for the three and six months ended June 30, 2019).

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
(thousands)	2020	2019	2020	2019
Stock options	—	2,902	3,777	4,861

12	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

(e)    Dividends
In December 2019, the Company announced it had increased its quarterly dividend from $0.01 to $0.015 per share, paid quarterly. During the six months ended June 30, 2020, the Company declared dividends totaling $11.8 million, of which $11.1 million were paid in cash. The remaining $0.7 million were issued in the form of common shares pursuant to the Company's DRIP.

9.	OTHER (LOSS) GAIN
Other (loss) gain recorded in net earnings:

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Unrealized loss on non-hedged derivatives	($2.4)	($4.4)	($2.5)	($3.4)
Gain on sale of non-core royalties	—	8.0	—	8.0
Reduction of obligation to renounce flow-through exploration expenditures	0.2	—	0.3	—
Loss on disposal of assets	—	(0.7)	—	(0.7)
Other	(2.9)	(3.4)	(2.7)	(2.2)
	($5.1)	($0.5)	($4.9)	$1.7

10.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid:

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Amounts receivable	$9.2	—	$3.8	$2.8
Inventory	—	(7.9)	(2.0)	(12.0)
Advances and prepaid expenses	1.7	5.8	3.0	4.0
Accounts payable and accrued liabilities	(6.0)	5.8	(22.7)	(7.2)
Income taxes paid	—	—	(2.3)	(4.1)
	$4.9	$3.7	($20.2)	($16.5)

13	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

Other items:

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Unrealized loss (gain) on non-hedged derivatives	$2.4	$4.4	$2.5	$3.4
Reclamation activities	(1.0)	—	(2.2)	—
Credit facility standby fees	(0.4)	(0.5)	(0.9)	(0.5)
Distribution of share-based compensation	—	(1.5)	(0.9)	(1.5)
Reduction of obligation to renounce flow-through exploration expenditures	(0.2)	—	(0.3)	—
Interest received	0.3	0.9	0.9	1.8
Loss on disposal of assets	—	0.7	—	0.7
Gain on sale of non-core royalties	—	(8.0)	—	(8.0)
Other non-cash items	2.7	0.9	2.4	—
	$3.8	($3.1)	$1.5	($4.1)

11.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and significant development projects. The Company operates in three principal geographical areas - Canada, Mexico and Turkey. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operate in Sonora, Mexico. In addition, the Company is developing the Kirazlı project in Turkey. As of January 1, 2020, the El Chanate mine in Sonora Mexico is in the reclamation phase and is no longer considered an operating segment by management; the results from El Chanate have been included in the comparative period only. The results from operations for these reportable operating segments are summarized in the following tables:

For three months ended June 30, 2020
	Young-Davidson	Mulatos	Island Gold	Corporate/other[1]	Total
Operating revenues	$37.7	$57.1	$31.4	—	$126.2
Cost of sales
Mining and processing	34.4	24.9	8.6	—	67.9
Royalties	0.7	0.3	0.7	—	1.7
COVID-19 costs	—	2.0	4.5	—	6.5
Amortization	11.1	10.3	5.8	—	27.2
	46.2	37.5	19.6	—	103.3
Expenses
Exploration	—	0.4	0.2	0.5	1.1
Corporate and administrative	—	—	—	4.1	4.1
Share-based compensation	—	—	—	5.6	5.6
(Loss) earnings from operations	($8.5)	$19.2	$11.6	($10.2)	$12.1
Finance expense					(1.2)
Foreign exchange gain					0.2
Other loss					(5.1)
Earnings before income taxes					$6.0
1. Corporate and other consists of corporate balances and exploration, development projects and mines in reclamation. During the construction phase of Kirazlı, all operating costs are capitalized to the project, however costs that are expensed are included in the Corporate and other segment.

14	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

For the six months ended June 30, 2020
	Young-Davidson	Mulatos	Island Gold	Corporate/other[1]	Total
Operating revenues	$83.4	$126.4	$93.3	—	$303.1
Cost of sales
Mining and processing	65.2	60.2	25.0	—	150.4
Royalties	1.5	0.6	2.0	—	4.1
COVID-19 costs	—	2.0	4.5	—	6.5
Amortization	23.3	20.7	18.6	—	62.6
	90.0	83.5	50.1	—	223.6
Expenses
Exploration	—	1.7	0.4	1.0	3.1
Corporate and administrative	—	—	—	10.3	10.3
Share-based compensation	—	—	—	7.8	7.8
(Loss) earnings from operations	($6.6)	$41.2	$42.8	($19.1)	$58.3
Finance expense					(2.0)
Foreign exchange loss					(4.9)
Other loss					(4.9)
Earnings before income taxes					$46.5
1. Corporate and other consists of corporate balances and exploration, development projects and mines in reclamation. During the construction phase of Kirazlı, all operating costs are capitalized to the project, however costs that are expensed are included in the Corporate and other segment.

For three months ended June 30, 2019
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$58.6	$52.5	$51.3	$5.7	—	$168.1
Cost of sales
Mining and processing	36.0	28.8	16.2	5.4	—	86.4
Royalties	0.7	0.3	2.4	—	—	3.4
Amortization	20.4	6.7	13.8	0.4	—	41.3
	57.1	35.8	32.4	5.8	—	131.1
Expenses
Exploration	—	0.8	0.2	—	0.5	1.5
Corporate and administrative	—	—	—	—	4.6	4.6
Share-based compensation	—	—	—	—	2.7	2.7
Earnings (loss) from operations	$1.5	$15.9	$18.7	($0.1)	($7.8)	$28.2
Finance expense						(0.7)
Foreign exchange gain						0.1
Other loss						(0.5)
Earnings before income taxes						$27.1

15	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

For the six months ended June 30, 2019
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$116.0	$99.6	$95.1	$13.5	—	$324.2
Cost of sales
Mining and processing	71.9	53.3	30.8	12.6	—	168.6
Royalties	1.7	2.6	4.5	—	—	8.8
Amortization	40.4	13.7	25.7	0.9	—	80.7
	114.0	69.6	61.0	13.5	—	258.1
Expenses
Exploration	—	1.7	0.4	—	1.0	3.1
Corporate and administrative	—	—	—	—	10.1	10.1
Share-based compensation	—	—	—	—	6.0	6.0
Earnings (loss) from operations	$2.0	$28.3	$33.7	—	($17.1)	$46.9
Finance expense						(1.2)
Foreign exchange gain						0.3
Other gain						1.7
Earnings before income taxes						$47.7

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Young-Davidson	$1,597.6	$1,595.8	$275.1	$264.6
Mulatos	412.5	411.3	105.4	102.6
Island Gold	952.9	921.4	273.6	269.4
Kirazlı	149.5	147.5	14.8	14.9
Corporate/other [1]	392.2	320.5	149.6	49.7
Total assets and liabilities	$3,504.7	$3,396.5	$818.5	$701.2

1.	Corporate and other consists of corporate balances, exploration and development projects and mines in reclamation.

12.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at June 30, 2020. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

16	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

	June 30, 2020		December 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Gold options	—	(3.2)	—	(0.7)
Fair value through OCI
Equity securities	30.2	—	22.8	—
Currency hedging derivative instruments	—	(2.7)	—	3.3
Fuel options	—	(0.5)	—	—
	$30.2	($6.4)	$22.8	$2.6
The methods of measuring financial assets and liabilities have not changed during the six months ended June 30, 2020. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forwards (gold and currency) contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Derivative Instruments

The fair value of derivative instruments is as follows:

	June 30,	December 31,
	2020	2019
Derivatives designated as hedging instruments
Currency hedging derivative instruments	($2.7)	$3.3
Fuel options	(0.5)	—

Derivatives not designated as hedging instruments
Gold options	($3.2)	($0.7)

Currency derivative instruments
The Company enters into option and forward contracts to economically hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three and six months ended June 30, 2020 recorded in accumulated other comprehensive income is:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Balance, beginning of the period	($6.8)	$1.9	$4.6	($1.4)
Unrealized gain (loss) on currency instruments	7.7	2.7	(8.1)	7.7
Less: realized loss on CAD currency instruments	0.9	—	1.4	—
Less: realized loss (gains) on MXN currency instruments	0.6	(0.4)	0.6	(0.7)
Deferred income tax related to hedging instruments	(2.9)	(0.6)	1.0	(2.0)
	($0.5)	$3.6	($0.5)	$3.6
For the three and six months ended June 30, 2020, the Company did not recognize any ineffectiveness on the hedging instruments.

17	Alamos Gold Inc.

Q2 2020 FINANCIAL REPORT

The contracts, which settle on a monthly basis in 2020 and 2021, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2020	Collars	156.5	1.31	1.35
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2020	Collars	465.0	19.48	21.94
2021	Collars	150.0	20.93	26.90
The fair value of these contracts was a liability of $2.7 million as at June 30, 2020 (December 31, 2019 - asset of $3.3 million).
Gold option contracts

As at June 30, 2020, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.

The following gold collar and forward contracts are outstanding as of June 30, 2020:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2020	Collars	45,900	$1,502	$1,790
2021	Collars	18,000	$1,650	$1,951
The fair value of these contracts was a liability of $3.2 million at June 30, 2020 (December 31, 2019 - liability of $0.7 million).
For the three and six months ending June 30, 2020, the Company realized losses of $2.6 and $0.1 million related to the settlement of option contracts (for the three and six months ended June 30, 2019 - realized losses $0.1 million). The Company recorded unrealized losses of $5.0 million and $5.3 million for the three and six months ended June 30, 2020 (for the three and months ended June 30, 2019 unrealized losses of $4.3 million and $3.3 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Fuel contracts
The Company enters into option contracts to economically hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at June 30, 2020, the Company has hedged 1,008,000 gallons of diesel at a range of $1.65 to $1.86 per gallon.
For the three and six months ended June 30, 2020, the Company recorded an unrealized gain of $0.3 million and an unrealized loss of $0.5 million, respectively, in accumulated other comprehensive loss related to the fuel hedges.

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Q2 2020 FINANCIAL REPORT

13.	COMMITMENTS
Capital commitments
As of June 30, 2020, the Company has $13.7 million in committed capital purchases (December 31, 2019 - $44.0 million).
Royalties
At the Mulatos Mine, the Company pays a royalty obligation to the Mexican government of 0.5% Extraordinary Mining Duty, which totaled $0.3 million and $0.6 million for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $0.3 million and $0.5 million).
The Company pays a 1.5% net smelter royalty on production from the Young-Davidson mine. For the three and six months ended June 30, 2020, the Company recorded a royalty expense of $0.6 million and $1.3 million (three months and six ended June 30, 2019 - $0.7 million and $1.5 million). In addition, other royalties related to production totaled $0.1 million and $0.2 million for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $nil and $0.2 million).
At the Island Gold mine, the Company pays an effective 2.4% net smelter royalty on production from a range of claims on the property. For the three and six months ended June 30, 2020, the Company recorded a royalty expense of $0.7 million and $2.0 million (three and six months ended June 30, 2019 - $2.4 million and $4.5 million).
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company is also subject to a state royalty on production in Turkey, subject to certain deductions. No payments have been made, as the projects are not in production.

19	Alamos Gold Inc.